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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 2, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Ultra Clean Holdings, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

26462 Corporate Avenue

Address of Principal Executive Office (Street and Number)
Hayward, California, 94545

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Ultra Clean Holdings, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended January 2, 2009 in a timely manner without unreasonable effort or expense because additional time is required to complete the detailed and complex financial and other disclosures in the report.
The delay in completion of the financial and other disclosures and the delay in the completion of the related audit and SOX 404 procedures are primarily due to:
1.	Compliance with SOX 404. The Company reported a material weakness with respect to its internal controls. The new and significant workload associated with the assessment and write-up of this material weakness contributed to the Company’s inability to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense.
2.	Impairment of Goodwill and other Tangible and Intangible Assets. The Company also booked an impairment charge in the fiscal year ended January 2, 2009. Ensuring that this was comprehensively reflected in the Annual Report on Form 10-K further contributed to the Company’s inability to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jack Sexton	(510)	576-4700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its operating results for the fiscal year ended January 2, 2009 will be substantially similar to the operating results contained in the press release dated February 17, 2009 and furnished as an exhibit to the current report on Form 8-K filed on February 17, 2009.

Ultra Clean Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2009	By	/s/ Jack Sexton

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
Forward Looking Statements:
Statements in this Notification of Late Filing on Form 12b-25 regarding the Company’s anticipated timing of filing its Annual Report on Form 10-K for the fiscal year ended January 2, 2009 and the Company’s expected operating results for such year are “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995) which reflect the Company’s current views with respect to future events and financial performance. Words such as “anticipates,” “believes,” “plans,” “expects,” “future,”’ “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions are used to identify these forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, the Company’s actual results may differ materially from the results predicted or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others, those identified in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and elsewhere in the Company’s annual report on Form 10-K for the year ended December 28, 2007 and the Company’s quarterly report on Form 10-Q for the quarter ended September 26, 2008 filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.